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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                 000-22994

                                                                 CUSIP NUMBER
                                   (Check one)                   403203102

   [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

         For Period Ended:        March 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:        N/A

PART I -- REGISTRANT INFORMATION


Full Name of Registrant                              Gunther International, Ltd.

Former Name if Applicable                            N/A

Address of Principal Executive Office
  (Street and Number)                                One Winnenden Road

City, State and Zip Code                             Norwich, Connecticut, 06360

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)         The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)         The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10KSB, 20-F, 11-K, 10-Q and Form 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable, without unreasonable effort and expense, to complete its financial statements and to enable its independent accountants to complete their audit and express an opinion thereon within the prescribed time period because of the extent and complexity of the review of the Company's financial statements for the period ended March 31, 1998 and the restatement of the Company's financial statements for earlier periods necessitated by the discovery of financial errors in the accumulation of contract costs and certain items of expense that were not properly accounted for. This discovery was previously disclosed to the public in a press release dated June 23, 1998. A copy of such press release is attached.

                                           (ATTACH EXTRA SHEETS IF NEEDED)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Frederick W. Kolling, III.       (860)            823-1427


        (Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                              [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot can be made.

         Based on the information that is available at this time, the Company currently expects to report a net loss for the fiscal year ended March 31, 1998 of approximately $2.4 to $3.0 million.

                           GUNTHER INTERNATIONAL, LTD.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          June 29, 1998            By:  /s/ Frederick W. Kolling, III
                                             -----------------------------
                                        Frederick W. Kolling, III
                                        Vice President, Chief Financial Officer
                                        and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                             Attachment to Part III, Form 12b-25


                      GUNTHER ANNOUNCES DELAY IN REPORTING
                  FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS

         NORWICH, CT, (June 23, 1998) Gunther International, Ltd. (Nasdaq: SORT) today announced that it does not expect to release its final results for the fourth quarter and the full fiscal year ended March 31, 1998 until later in July 1998. During the course of the year-end audit, the Company's auditors, Arthur Andersen LLP, identified errors in the accumulation of contract costs and certain items of expense that were not properly accounted for. The Company, with the assistance of its auditors, is continuing to review the nature and extent of these matters, as well as the effect these matters may have on the Company's financial results. Based on the information that is available at this time, the Company currently expects to report a net loss for the fiscal year ended March 31, 1998 of approximately $2.4 to $3.0 million. The Company also expects to restate its results for each of the first three quarters of fiscal 1998. Previously issued financial statements for the interim periods of fiscal 1998 should not be relied upon.

         The net losses referred to above are expected to result in a violation of certain financial covenants contained in the Company's senior credit facility. The Company has informed representatives of its senior lender about these matters and intends to meet with them to discuss a satisfactory resolution of the situation. If a satisfactory resolution is not reached, the Company may suffer an event of default under its senior credit facility and the Company's ability to continue to borrow thereunder may be impaired.

         The Company is moving forward at an aggressive pace to definitively announce its financial results as quickly as possible. The Company continues to maintain a large installed base of customers using its products and believes that its products continue to be well received in the market place. The Company expects to have a record backlog of sales under contract in excess of $5 million as of June 30, 1998.

         The Company's expectations are preliminary and are subject to the completion of its year-end audit. The estimated amount of loss, anticipated release of final results and the potential consequences of these matters, including without limitation the resolution of expected violations under the Company's senior credit facility discussed in this press release constitute forward-looking statements, and the Company's actual results could differ from those discussed above.

         Gunther International, Ltd. is a leading manufacturer of intelligent document finishing systems and ink jet printing solutions.

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